Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-11 and related Prospectus of Park Hotels & Resorts Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our report dated March 2, 2017 (except Notes 2 and 14, as to which the date is May 5, 2017), with respect to the combined consolidated financial statements and schedule of the carved out entities to be held by Park Hotels & Resorts Inc. after the spin-off, included in Park Hotels & Resorts Inc.’s Current Report on Form 8-K dated May 5, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, VA

May 5, 2017